

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

>   **Re: The Real Hip-Hop Network, Inc.**
>   **Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2013**
>   **Amendment No. 1 to Form 10-Q for the period ended June 30, 2013**
>   **Filed October 24, 2013**
>   **Form 8-K filed October 24, 2013**
>   **File No. 000-54062**

Dear Mr. Muhammad:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q/A for the period ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page, page 13

1.   You disclose on page 13 that, "The Company has been assigned binding and enforceable contracts with DirecTV and DISH Network each having a three year term that began in May of 2013 and can be terminated by the provider at any time." It does not appear from Section 2 of the assigned affiliation agreement with DISH Network filed as Exhibit 10.2 to the Form 8-K filed on October 24, 2013 that the term is three years. Similarly, it does not appear from Section 1.1 of the assigned agreement with DirecTV filed as Exhibit 10.3 to the Form 8-K filed on October 24, 2013 that the term is three years. Please advise and revise your disclosure as appropriate.

2.	You disclose on page 13 that your primary sources of revenue will be affiliate fees and advertising. It appears from your agreements with DirecTV and DISH Network that you will be paying fees to them to distribute your programming rather than these distributors paying you fees. Please revise to address this aspect of your current agreements. Please also discuss what is required before you can distribute your programming through DirecTV and DISH Network and the timing and funds needed.

Form 8-K filed October 24, 2013

Item 9.01. Financial Statement and Exhibits

3.	Please file your exhibits in their entirety. In this regard, we note references to Exhibits A, B and C in the assigned agreement with DirecTV filed as Exhibit 10.3; however, these exhibits to the agreement were not filed with the agreement. As another example, it appears that the amount of the non-refundable deposit set forth in Section 2.2 of the assigned agreement with DirecTV has been redacted. Similarly, it appears that information has been redacted from Section 6(a) of the assigned affiliation agreement with DISH Network filed as Exhibit 10.2 and that the agreement is missing page 19. Refile the agreements in their entirety. Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 24b-2 of the Exchange Act.

	You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc:	Via E-mail
	Timothy S. Orr, Esq.
	The Law Offices of Timothy S. Orr, PLLC